UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

Nam Tai Property Inc. (“Nam Tai” or the “Company”) is providing the following updates with respect to its business operations and certain litigation matters as of the date hereof.

NYSE to Suspend Trading in NTP and Commence Delisting Proceedings

As the Company previously disclosed, on May 18, 2022, the Company received a notice from the New York Stock Exchange (“NYSE”) stating that the Company was not in compliance with the NYSE’s continued listing requirements due to its failure to timely file with the Securities and Exchange Commission (the “SEC”) its annual report on Form 20-F for the year ended December 31, 2021 (the “2021 Form 20-F”) and noncompliance with Section 802.01E of the NYSE Listed Company Manual. As disclosed in the Company’s Form 12b-25 filed on May 3, 2022 and in its Form 6-K filed on May 6, 2022, the Company is unable to file its 2021 Form 20-F until it gains access to the books and records and possession of the corporate seals (more commonly known as chops) of certain subsidiaries of the Company incorporated in the People’s Republic of China (the “PRC”), which the prior management team has refused to turn over to the reconstituted Board and new management team. On May 23, 2022, the NYSE notified the Company that it was halting trading in the Company’s common shares as the NYSE had regulatory concerns about the Company’s lack of direct control over the Company’s chops. Since that time, the Company has been in continued dialogue with the NYSE regarding the trading halt and its work to solve the underlying issues.

On November 17, 2022, the NYSE announced that the staff of NYSE Regulation has determined to commence proceedings to delist the common shares of the Company (prior ticker symbol NTP) from the NYSE. Trading in the Company’s common shares was suspended on the same date. NYSE Regulation stated that it has now determined to commence delisting proceedings with respect to the Company pursuant to Section 802.01E of the NYSE Listed Company Manual. NYSE Regulation reached this delisting decision because the Company has not filed with the SEC its 2021 Form 20-F. The Company was not able to cure this filing delinquency within the initial six-month cure period provided under Section 802.01E and NYSE Regulation has determined that an additional discretionary cure period of up to six months as provided by that rule is not appropriate in light of the Company’s specific circumstances.

The Company has a right to a review of this determination by a Committee of the Board of Directors of the Exchange. The NYSE stated that it will apply to the SEC to delist the common shares upon completion of all applicable procedures, including any appeal by the Company of the NYSE Regulation staff’s decision.

Following the trading suspension, the Company understands that its common shares will become eligible for trading on the OTC Expert Market under the symbol “NTPIF.”

Bank Communication

The Company’s subsidiaries in the PRC are faced with ongoing litigation and potential enforcement cases arising out of the subsidiaries’ alleged failure to settle outstanding payments under relevant construction contracts. On November 1, 2022, the Company received a letter from a lender bank (the “Bank”) informing the Company that the conditions for acceleration had been triggered on a loan of approximately $81 million drawn by certain of the Company’s subsidiaries in China during the tenures of former executives Wang Jiabiao (“Mr. Wang”) and Zhang Yu, who are long-standing affiliates of Kaisa Group Holdings Limited (collectively with its affiliates, “Kaisa”), due to the judicial seizure of certain accounts at the Bank and certain of the equity pledged as collateral for the loan and the delay of the sales of credit projects. The Company was further informed by the Bank that the accounts at the Bank only hold enough funds to support interest payments on the loan for the next three months. The Bank has expressed its continued concern about the timing of the lawful handover of on-shore control to the Company. The Company is evaluating remedies and engaging with the Bank to try to satisfy the institution’s concerns without exhausting all presently available cash and liquidity.

On November 17, 2022, representatives of the Company learned that in October 2022, Mr. Wang received a demand letter from another lender bank, addressed to Zastron Electronic (Shenzhen) Co. Ltd. (an indirectly owned PRC subsidiary of the Company), requiring additional security with respect to a loan in the amount of approximately $140 million.

On-Shore Access and Control

As previously disclosed, representatives of the Company are working to gain access and control over the assets, books, and records of the Company and its subsidiaries that are in the PRC, which we generally refer to as the on-shore assets. Nam Tai’s corporate seals (more commonly known as chops) are currently believed to be held in the possession of the prior management team of the Company and the Company’s subsidiaries in the PRC. Although the Company is working to gain possession of the chops and control over the on-shore assets, Nam Tai’s terminated CEO, Mr. Wang has refused to acknowledge the prior management team’s termination and has been obstructing the lawful and orderly transition of onshore assets despite multiple visits and demands by the Board’s appointed legal representative and the Company’s new management. Therefore, certain subsidiaries of the Company incorporated in the PRC (the “on-shore subsidiaries”) cannot change their official corporate registration information with the local authorities.

As previously disclosed in the Company’s filings with the SEC, the Company is continuing to take various steps to, among other things, take possession of the chops of the Company’s on-shore subsidiaries. The Company is continuing to pursue available options, including administrative and legal processes, to gain access to its assets and the assets of its subsidiaries, including business licenses, chops, bank accounts and properties. While the Company believes it is legally entitled to control those assets and has viable paths to eventually obtaining them, it cannot predict whether or when it will be successful through such processes.

Litigation Updates

Greater Sail

As previously disclosed, in January 2022, the British Virgin Islands Commercial Court in the Eastern Caribbean Supreme Court (the “BVI Court”) issued an order requiring Greater Sail Ltd. (“GSL”) and its directors to cease delaying or hindering the change of control of the Company and its on-shore subsidiaries and to inform relevant PRC authorities that GSL withdrew all objections to the registration of a new legal representative of the Company’s subsidiaries (the “Injunction Order”). While GSL ultimately delivered the required letters, it failed to do so within the time required by the BVI Court. The BVI Court therefore held GSL and its director Mai Fan, who is also CEO and Vice Chairman of Kaisa, and former director Li Jianping in contempt and ordered fines and legal fees to be paid by them.

GSL appealed the Injunction Order and applied to the Eastern Caribbean Court of Appeal for leave to appeal the dismissal of its forum non conveniens challenge and the dismissal of its application that the judge recuse himself. On October 4, 2022, the Eastern Caribbean Court of Appeal ordered that the judge recuse himself from proceedings between the Company and GSL.

Additionally, the Company has amended its claim in the BVI Court against GSL to add Kaisa as a defendant. Kaisa has been served but has yet to file an acknowledgment of service and is not yet required to do so.

Further, as previously disclosed, in March 2021, the Company received an arbitration notice from GSL related to the Purchase Agreement for the prior private placement conducted in October 2020 (the “2020 PIPE”), under which the Company issued and sold 16,051,219 of its common shares to GSL for USD $146.9 million. The arbitrator granted GSL an interim preservation order over certain of the Company’s funds in connection with this arbitration (the “Hong Kong Arbitration”). The Hong Kong Arbitration is ongoing. In October 2022, the Company asked the arbitrator to order GSL to withdraw the lawsuit in the PRC, described in the paragraph immediately below, as that claim is subject to the arbitration clause. The arbitrator has yet to rule on this application.

Separately, as previously disclosed, in December 2021, GSL filed a lawsuit in the PRC against Nam Tai, as well as its wholly owned subsidiary Nam Tai Group Limited (“NTG”), Nam Tai Investment (Shenzhen) Co. Ltd. (“NTI”), and Zastron Electronic (Shenzhen) Co. Ltd. (“Zastron”), all of which are the Company’s wholly owned subsidiaries, alleging that GSL owns (i) equity held by NTG in NTI representing a USD $45 million capital contribution, and (ii) equity held by NTI in Zastron representing a RMB 50 million capital contribution. In December 2021, the Shenzhen Intermediate Court froze certain of NTG’s and NTI’s shares related to such capital contributions.

On March 10, 2022, the Company filed a motion to challenge the jurisdiction of Shenzhen Intermediate Court, as the dispute should be referred to arbitration in Hong Kong. The court rendered a ruling (which the Company received on September 14, 2022), dismissing the case against the Company, but not NTG, NTI, and Zastron. On October 14, 2022, the Company filed an appeal against this decision of the Shenzhen Intermediate Court, claiming that the case should be dismissed against all defendants.

West Ridge

As previously disclosed, in March 2021, the BVI Court found that the 2020 PIPE conducted by the Company was void. Related to this litigation, the Company, under the prior management team and Board, entered into a settlement and indemnity agreement (the “Indemnity Agreement”) with West Ridge Investment Company Limited (“West Ridge”), a subsidiary of Haitong International Securities Co Ltd, providing for, among other things, the return of funds of approximately USD $24 million representing the purchase price paid by West Ridge in the 2020 PIPE if the 2020 PIPE was declared invalid.

On April 7, 2022, the BVI Court delivered a judgment in favor of West Ridge in the amount of $23.8 million and concluded that the terms of the Indemnity Agreement stand to be enforced subject to any issues as to quantum (the “West Ridge Litigation”). However, the BVI Court granted the Company permission to appeal the order to the Eastern Caribbean Court of Appeal (“Court of Appeal”) and granted the Company a stay on the order at a hearing held on June 8, 2022. This ruling prevents West Ridge from seeking to enforce its judgment against the Company pending the appeal of this case except for certain real estate holdings in Hong Kong and monies held in an account with Credit Suisse (the “CS Account”), both held by Hong Kong subsidiaries of the Company. The Company’s appeal against the judgment is expected to be heard in February 2023.

Additionally, the Company has filed evidence in opposition to the West Ridge claim for interest and legal costs arising from the June 8, 2022 judgment. A hearing has been scheduled for March 28, 2023. West Ridge has initiated proceedings in Hong Kong court to enforce the June 8, 2022 judgment, but the judgment continues to be subject to restrictions on enforcement in accordance with its terms.

Other Proceedings

As previously disclosed, as part of his efforts to obstruct the change of control of the Company, Mr. Wang filed a claim in the PRC, in February 2022, challenging the resolutions removing him from positions at the Company and its on-shore subsidiaries arising from the change in the Board of the Company (the “Wang Litigation). The trial occurred on August 3, 2022 and November 11, 2022 and the Company has not received any judgment from the court yet. The Company does not believe Mr. Wang’s claims have legal merit.

Nam Tai has brought a counterclaim in the Wang Litigation, requesting the court in China confirm the validity of the resolutions which removed Mr. Wang from his positions in the Company’s onshore subsidiaries, and appointed Chunhua Yu. The trial on these issues is set for November 29, 2022.

The Company and its subsidiaries are also engaged in other litigation and arbitration proceedings during the ordinary course of business.

Liquidity Updates

As of November 7, 2022, the Company had (i) access to USD $5 million total of available borrowings remaining under the unsecured delayed-draw term loans, evidenced by promissory notes dated January 11, 2022 (the “Notes”), with IAT Insurance Group, Inc. (“IAT”) and IsZo Capital LP (“IsZo”), (ii) potential access to up to an additional USD $10 million of available borrowing under each of the Notes, with IAT and IsZo’s consent, respectively, to such increase and (iii) approximately USD $2.5 million of cash on hand. Further, there are certain restrictions on the use of borrowings under the Notes, as disclosed in the Company’s Form 6-K filed with the SEC on January 12, 2022. This amount is not sufficient to pay the full amount of the liability under the West Ridge Litigation or any potential liability under the Hong Kong Arbitration, each as previously described, if either were to become due now. Further, although such liabilities may also be paid out of the CS Account under certain limited circumstances, the amount in the CS Account is not sufficient to pay the full amount of the liability under the Hong Kong Arbitration, or under the Hong Kong Arbitration and the litigation on a combined basis.

Because management and Board members of the Company lack access to the Company’s bank accounts and other liquid assets in the PRC, the Company is assessing its options if it is required to satisfy a judgment or award in any of its litigations or other legal proceedings, particularly the West Ridge Litigation or the Hong Kong Arbitration. Such options include, among other things, trying to access funds located in certain accounts that the Company currently cannot access, conducting equity or debt financings, or seeking court or administrative protection against payment of the judgment.

In addition to the costs and prospective obligations related to the legal proceedings, including legal and professional services fees, the Company anticipates that it will need additional sources of liquidity.

Compensation Plan

The Nam Tai Property Inc. Long Term Incentive Plan (the “LTIP”) was adopted by the Board, effective as of May 11, 2022. The purpose of the LTIP is primarily to provide a means through which the Company may attract, retain and motivate qualified persons as employees, directors and consultants. The LTIP established an initial share reserve of 3,000,000 shares to be used for equity award grants, subject to adjustment due to recapitalization or reorganization as provided under the LTIP. Additionally, the share reserve will increase by 2% of the Company’s issued and outstanding shares on January 1 of each calendar year occurring prior to the expiration of the LTIP. The LTIP allows for grants of (i) share options, (ii) share appreciation rights, (iii) restricted share awards, (iv) restricted share unit awards, (v) share awards, (vi) dividend equivalents, (vii) other share-based awards, (viii) cash awards, and (ix) substitute awards, or any combination of the foregoing as determined by the Board or nominated committee in its sole discretion.

Through November 15, 2022, the Company has granted 1,156,658 restricted shares and 156,177 restricted share units to its directors and officers.

The Nam Tai Property Inc. Non-Employee Director Compensation Policy was adopted on May 11, 2022. The policy provides for each non-employee director to receive an annual cash retainer, paid quarterly in arrears. Additionally, the policy provides for each non-employee director to receive an equity grant for initially joining the Board, and an annual equity retainer.

A copy of the press release announcing certain of these business updates is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated November 18, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2022

NAM TAI PROPERTY INC.

By:	/s/ Yu Chunhua
Name:	Yu Chunhua
Title:	Interim Chief Executive Officer